Exhibit 99.1

Materialise Reports Fourth Quarter and Full Year 2023 Results

LEUVEN, Belgium--(BUSINESS WIRE)— February 21, 2024 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software solutions and of sophisticated 3D printing services, today announced its financial results for the fourth quarter and full year ended December 31, 2023.

Highlights – Fourth Quarter 2023

•	Total revenue increased 4.1% to 65,295 kEUR for the fourth quarter of 2023 from 62,703 kEUR for the corresponding 2022 period.

•	Total deferred revenues from software maintenance and license fees increased by 4,826 kEUR this quarter to 44,905 kEUR.

•	Adjusted EBITDA amounted to 8,474 kEUR for the fourth quarter of 2023 compared to 4,258 kEUR for the corresponding 2022 period.

•	Net result for the fourth quarter of 2023 was (539) kEUR, or (0.01) EUR per diluted share, compared to a net result of (4,588) kEUR, or (0.08) EUR per diluted share, for the corresponding 2022 period. The net result in the fourth quarter of 2023 was impacted by non-cash impairment charges totaling (4,228) kEUR.

Highlights – Full Year 2023

•	Total revenue increased 10.4% to 256,127 kEUR for 2023 from 232,023 kEUR for 2022.

•	Revenue from our Medical segment surpassed the 100,000 kEUR threshold posting a full year revenue of 101,376 kEUR

•	Adjusted EBITDA was 31,397 kEUR for 2023 compared to 19,014 kEUR for 2022, representing an increase of 65%.

•	Net profit for 2023 was 6,695 kEUR, or 0.11 EUR per diluted share, compared to a net loss of (2,153) kEUR, or (0.04) EUR per diluted share, for 2022.

•	Total cash was 127,573 kEUR at the end of 2023.

CEO Brigitte de Vet-Veithen commented, “As turbulent macro-economic and geo-political conditions continued throughout the last quarter of 2023, Materialise’s business model once more proved its resilience and complementarity. Despite the challenging business climate we grew our total revenue by 4% and doubled our Adjusted EBITDA compared to last year’s same period. Materialise Medical again realized double-digit revenue growth and became the largest revenue contributor. With 128 million EUR of cash and cash equivalents on our balance sheet, additional financing secured and positive operating cash flow, we are well positioned to continue our investments in innovative 3D product and software solutions while we further integrate our diverse product portfolio creating additional synergies in the process.”

Fourth Quarter 2023 Results

Total revenue for the fourth quarter of 2023 increased 4.1% to 65,295 kEUR from 62,703 kEUR for the fourth quarter of 2022. Adjusted EBITDA amounted to 8,474 kEUR, compared to 4,258 kEUR for the same period in 2022. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the fourth quarter of 2023 was 13.0%, compared to 6.8% for the fourth quarter of 2022.

Revenue from our Materialise Software segment decreased 3.8% to 11,250 kEUR from 11,699 kEUR for the same quarter last year. Adjusted EBITDA for the segment amounted to 1,259 kEUR compared to (1,441) kEUR while the Adjusted EBITDA margin for the segment was 11.2%, compared to (12.3)% for the prior-year period.

Revenue from our Materialise Medical segment increased 14.8% to 27,848 kEUR for the fourth quarter of 2023, compared to 24,254 kEUR for the same period in 2022. Adjusted EBITDA for the segment was 9,365 kEUR compared to 6,355 kEUR, while the Adjusted EBITDA margin for the segment was 33.6% compared to 26.2%.

Revenue from our Materialise Manufacturing segment decreased 2.1% to 26,198 kEUR from 26,750 kEUR for the fourth quarter of 2022. Adjusted EBITDA for the segment decreased to 557 kEUR compared to 1,506 kEUR, while the Adjusted EBITDA margin for the segment was 2.1%, compared to 5.6% for the prior-year period.

Gross profit increased 5.2% to 37,548 kEUR for the fourth quarter of 2023 from 35,681 kEUR for the same period last year. Gross profit as a percentage of revenue was 57.5%, compared to 56.9%.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses decreased, in the aggregate, 6.5% to 35,375 kEUR for the fourth quarter of 2023 from 37,829 kEUR for the fourth quarter of 2022.

Net other operating income was (3,287) kEUR compared to 593 kEUR for the fourth quarter of 2022. Excluding non-recurring charges from the impairment of goodwill, tangible and intangible assets of Engimplan and Materialise Motion, net other operating income was 941 kEUR.

Operating result was (1,113) kEUR, compared to (1,554) kEUR for the fourth quarter of 2022. Excluding the effect of the impairments of goodwill, tangible and intangible assets, the operating result was 3,115 kEUR.

Net financial result for the fourth quarter of 2023 was (234) kEUR, compared to (3,436) kEUR for the fourth quarter of 2022.

The fourth quarter of 2023 contained net tax income of 809 kEUR, compared to net tax income of 402 kEUR for the fourth quarter of 2022.

As a result of the above, net profit for the fourth quarter of 2023 was (539) kEUR, compared to a net loss of (4,588) kEUR for the same period in 2022. Total comprehensive income for the fourth quarter of 2023 was (112) kEUR, compared to (7,623) kEUR for the 2022 period.

Full Year 2023 Results

Total revenues for the year ended December 31, 2023 increased 10.4% to 256,127 kEUR from 232,023 kEUR for the year ended December 31, 2022. Adjusted EBITDA for 2023 amounted to 31,397 kEUR compared to 19,014 kEUR for 2022. The Adjusted EBITDA margin was 12.3%, compared to 8.2% in 2022.

Revenues from our Materialise Software segment increased 1.7% to 44,442 kEUR for the year ended December 31, 2023 compared to 43,688 kEUR for the year ended December 31, 2022. The segment’s Adjusted EBITDA increased to 7,450 kEUR from 1,514 kEUR. The segment’s Adjusted EBITDA margin was 16.8% in 2023, compared to 3.5% in 2022.

Revenues from our Materialise Medical segment grew by 19.5% for the year ended December 31, 2023 to 101,376 kEUR from 84,846 kEUR for the year ended December 31, 2022. The segment’s Adjusted EBITDA increased 41.0% to 26,544 kEUR from 18,822 kEUR. The segment’s Adjusted EBITDA margin was 26.2% in 2023, compared to 22.2% in 2022.

Revenues from our Materialise Manufacturing segment increased 6.6% to 110,310 kEUR for the year ended December 31, 2023 from 103,489 kEUR for the year ended December 31, 2022. The segment’s Adjusted EBITDA amounted to 7,537 kEUR compared to 8,229 kEUR. The segment’s Adjusted EBITDA margin decreased to 6.8% in 2023 from 8.0% for 2022.

Gross profit increased 12.7% to 145,131 kEUR from 128,768 kEUR last year. Gross profit as a percentage of revenue was 56.7%, compared to 55.5%.

Operating result amounted to 5,619 kEUR for the year ended December 31, 2023 compared to (2,872) kEUR in the prior year. Excluding the effect of impairments of goodwill, tangible and intangible assets, the operating result was 9,847 kEUR.

Net financial result amounted to 1,154 kEUR, compared to net financial result of 1,694 kEUR for the year ended December 31, 2022. Income taxes amounted to (78) kEUR compared to (975) kEUR for the year ended December 31, 2022. Net profit was 6,695 kEUR for 2023 compared to a net loss of (2,153) kEUR in 2022.

At December 31, 2023, we had cash and equivalents of 127,573 kEUR compared to 140,867 kEUR at December 31, 2022. Gross debt amounted to 64,398 kEUR (of which 25,483 kEUR was short term), compared to 80,980 kEUR at December 31, 2022.

Cash flow from operating activities for the year ended December 31, 2023 was 20,157 kEUR compared to 22,288 kEUR in the year ended December 31, 2022. Total capital expenditures for the year ended December 31, 2023 amounted to 11,760 kEUR.

Net shareholders’ equity at December 31, 2023 was 236,594 kEUR compared to 228,928 kEUR at December 31, 2022.

2024 Guidance

For fiscal 2024, we will be providing guidance for both our consolidated revenue as well our consolidated Adjusted EBIT, and will no longer be providing guidance for our consolidated Adjusted EBITDA. We believe our consolidated Adjusted EBIT will be a more useful guidance measure for investors and analysts going forward as Adjusted EBIT includes the periodic cost of capitalized tangible and intangible assets used in generating revenue in our business and, as such, will allow for a better assessment of our expected performance. However, we will continue to report the segment Adjusted EBITDA of our three business segments.

Mrs. de Vet-Veithen concluded, “Whereas our guidance reflects the uncertain macro-economic and geo-political environment, we believe Materialise is ideally positioned, thanks to our strong product portfolio, continued investments in innovations and strong financial foundation. We expect sales in all three of our segments to increase. The growth of our Materialise Software revenue will be further temporarily impacted by the transition towards a cloud-based subscription business model that we are continuing to implement. Based on current market conditions, we expect our full year consolidated revenues to grow to a range of 265,000 to 275,000 kEUR in 2024. The revenue growth will result in an Adjusted EBIT which we currently anticipate to total between 11,000 and 14,000 kEUR. We expect our three segments to contribute to our Adjusted EBIT in line with their contributions to our revenue growth.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.105, the reference rate of the European Central Bank on December 31, 2023.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2023 and other matters on Wednesday, February 21, 2024, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer; and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks. To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BI888ebbddf04e423395ea142ced72bee5

The conference call will also be broadcast live over the internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise incorporates over 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed conflicts in the Middle East and Ukraine and governmental responses thereto, inflation, increased labor, energy and materials costs), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In '000	2023	2023	2022	2023	2022
	U.S.$	€	€	€	€
Revenue	72,151	65,295	62,703	256,127	232,023
Cost of Sales	(30,660)	(27,747)	(27,022)	(110,996)	(103,255)
Gross Profit	41,491	37,548	35,681	145,131	128,768
Gross profit as % of revenue	57.5%	57.5%	56.9%	56.7%	55.5%

Research and development expenses	(11,179)	(10,116)	(11,494)	(38,098)	(37,568)
Sales and marketing expenses	(17,021)	(15,403)	(17,284)	(57,822)	(62,125)
General and administrative expenses	(10,890)	(9,855)	(9,051)	(37,068)	(35,143)
Net other operating income (expenses)	(3,632)	(3,287)	593	(6,524)	3,196
Operating (loss) profit	(1,231)	(1,113)	(1,554)	5,619	(2,872)

Financial expenses	(294)	(266)	(4,216)	(3,865)	(4,420)
Financial income	35	32	780	5,019	6,114
Share in loss of joint venture	-	-	-	-	-
(Loss) profit before taxes	(1,490)	(1,348)	(4,990)	6,772	(1,178)

Income Taxes	893	809	402	(78)	(975)
Net (loss) profit for the period	(597)	(539)	(4,588)	6,695	(2,153)
Net (loss) profit attributable to:	-
The owners of the parent	(584)	(529)	(4,580)	6,722	(2,123)
Non-controlling interest	(11)	(10)	(8)	(27)	(29)

Earning per share attributable to owners of the parent
Basic	(0.01)	(0.01)	(0.08)	0.11	(0.04)
Diluted	(0.01)	(0.01)	(0.08)	0.11	(0.04)

Weighted average basic shares outstanding	59,067	59,067	59,064	59,067	59,064
Weighted average diluted shares outstanding	59,067	59,067	59,064	59,085	59,064

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In 000€	2023	2023	2022	2023	2022
	U.S.$	€	€	€	€
Net profit (loss) for the period	(597)	(539)	(4,588)	6,695	(2,153)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	839	759	(2,943)	1,230	(1,427)
Non-recycling
Fair value adjustments through OCI - Equity instruments	(366)	(331)	(92)	(331)	(92)
Other comprehensive income (loss), net of taxes	473	428	(3,035)	899	(1,519)
Total comprehensive income (loss) for the year, net of taxes	(123)	(112)	(7,623)	7,594	(3,672)
Total comprehensive income (loss) attributable to:
The owners of the parent	(113)	(102)	(7,616)	7,619	(3,643)
Non-controlling interests	(11)	(10)	(7)	(25)	(29)

Consolidated statement of financial position (Unaudited)

	As of December 31,	As of December 31,
In 000€	2023	2022
Assets
Non-current assets
Goodwill	43,158	44,155
Intangible assets	31,464	37,875
Property, plant & equipment	95,400	94,276
Right-of-Use assets	8,102	8,420
Investments in joint ventures	-	-
Deferred tax assets	2,797	1,186
Investments in convertible loans	3,744	3,494
Investments in non-listed equity instruments	-	307
Other non-current assets	5,501	5,136
Total non-current assets	190,166	194,847
Current assets
Inventories	17,034	16,081
Trade receivables	52,698	51,043
Other current assets	9,161	8,424
Cash and cash equivalents	127,573	140,867
Total current assets	206,465	216,414
Total assets	396,630	411,262

	As of December 31,	As of December 31,
In 000€	2023	2022
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,942	233,895
Retained earnings and other reserves	(1,782)	(9,427)
Equity attributable to the owners of the parent	236,647	228,955
Non-controlling interest	(53)	(28)
Total equity	236,594	228,928
Non-current liabilities
Loans & borrowings	33,582	55,873
Lease liabilities	5,333	5,147
Deferred tax liabilities	3,725	4,312
Deferred income	10,701	9,277
Other non-current liabilities	1,745	1,611
Total non-current liabilities	55,086	76,220
Current liabilities
Loans & borrowings	22,873	17,058
Lease liabilities	2,610	2,902
Trade payables	21,196	23,230
Tax payables	1,777	1,246
Deferred income	40,791	41,721
Other current liabilities	15,703	19,957
Total current liabilities	104,950	106,114
Total equity and liabilities	396,630	411,262

Consolidated statement of cash flows (Unaudited)

	for the twelve months ended December 31,
In 000€	2023	2022
Operating activities
Net (loss) profit for the period	6,695	(2,153)
Non-cash and operational adjustments
Depreciation of property plant & equipment	15,065	14,940
Amortization of intangible assets	6,504	7,628
Impairment of goodwill and intangible assets	4,228	-
Share-based payment expense	39	(140)
Loss (gain) on disposal of intangible assets and property, plant & equipment	(415)	347
Movement in provisions	(181)	1,781
Movement reserve for bad debt and slow moving inventory	499	(23)
Financial income	(5,033)	(6,114)
Financial expense	3,886	4,420
Impact of foreign currencies	(94)	(39)
(Deferred) income taxes	73	975
Working capital adjustments	(12,576)	1,023
Decrease (increase) in trade receivables and other receivables	(3,335)	(6,330)
Decrease (increase) in inventories and contracts in progress	(806)	(5,011)
Increase (decrease) in deferred revenue	525	10,252
Increase (decrease) in trade payables and other payables	(8,961)	2,112
Income tax paid & Interest received	1,469	(358)
Net cash flow from operating activities	20,157	22,288

	for the twelve months ended December 31,
In 000€	2023	2022
Investing activities
Purchase of property, plant & equipment	(9,235)	(21,608)
Purchase of intangible assets	(2,525)	(3,165)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	723	205
Acquisition of subsidiary (net of cash)	-	(29,293)
Net cash flow used in investing activities	(11,037)	(53,861)
Financing activities
Repayment of loans & borrowings	(16,723)	(17,708)
Repayment of leases	(3,549)	(3,379)
Capital increase	-	23
Interest paid	(1,750)	(1,990)
Other financial income (expense)	(346)	544
Net cash flow from (used in) financing activities	(22,368)	(22,510)
Net increase/(decrease) of cash & cash equivalents	(13,248)	(54,082)
Cash & Cash equivalents at the beginning of the year	140,867	196,028
Exchange rate differences on cash & cash equivalents	(46)	(1,078)
Cash & cash equivalents at end of the period	127,573	140,867

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2023	2022	2023	2022
Net profit (loss) for the period	(539)	(4,588)	6,695	(2,153)
Income taxes	(809)	(402)	78	975
Financial expenses	266	4,216	3,865	4,420
Financial income	(32)	(780)	(5,019)	(6,114)
Share in loss of joint venture	-	-	-	-
EBIT	(1,113)	(1,554)	5,619	(2,872)
Share-based compensation expense (1)	39	(20)	39	(140)
Revaluation of fair value due to business combinations	-	-	-	-
Impairments (2)	4,228	-	4,228	-
Acquisition-related expenses of business combinations	-	-	-	-
Adjusted EBIT	3,154	(1,574)	9,886	(3,013)

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (3,572 kEUR) and the impairment of tangible and intangible assets of Engimplan (656 kEUR).

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2023	2022	2023	2022
Net profit (loss) for the period	(539)	(4,588)	6,695	(2,153)
Income taxes	(809)	(402)	78	975
Financial expenses	266	4,216	3,865	4,420
Financial income	(32)	(780)	(5,019)	(6,114)
Depreciation and amortization	5,320	5,832	21,511	22,026
Share in loss of joint venture	-	-	-	-
EBITDA	4,207	4,278	27,130	19,154
Share-based compensation expense (1)	39	(20)	39	(140)
Revaluation of fair value due to business combinations	-	-	-	-
Impairments (2)	4,228	-	4,228	-
Acquisition-related expenses of business combinations	-	-	-	-
Adjusted EBITDA	8,474	4,258	31,397	19,014

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (3,572 kEUR) and the impairment of tangible and intangible assets of Engimplan (656 kEUR).

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended December 31, 2023
Revenues	11,250	27,848	26,198	65,295	0	65,295
Segment (adj) EBITDA	1,259	9,365	557	11,181	(2,708)	8,474
Segment (adj) EBITDA %	11.2%	33.6%	2.1%	17.1%		13.0%
For the three months ended December 31, 2022
Revenues	11,699	24,254	26,750	62,703	0	62,703
Segment (adj) EBITDA	(1,441)	6,355	1,506	6,421	(2,163)	4,258
Segment (adj) EBITDA %	-12.3%	26.2%	5.6%	10.2%		6.8%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the twelve months ended December 31, 2023
Revenues	44,442	101,376	110,310	256,127	0	256,127
Segment (adj) EBITDA	7,450	26,544	7,537	41,530	(10,133)	31,397
Segment (adj) EBITDA %	16.8%	26.2%	6.8%	16.2%		12.3%
For the twelve months ended December 31, 2022
Revenues	43,688	84,846	103,489	232,023	0	232,023
Segment (adj) EBITDA	1,514	18,822	8,229	28,565	(9,551)	19,014
Segment (adj) EBITDA %	3.5%	22.2%	8.0%	12.3%		8.2%

(1)	Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2023	2022	2023	2022
Net profit (loss) for the period	(539)	(4,588)	6,695	(2,153)
Income taxes	(809)	(402)	78	975
Financial cost	266	4,216	3,865	4,420
Financial income	(32)	(780)	(5,019)	(6,114)
Operating (loss) profit	(1,113)	(1,554)	5,619	(2,872)
Depreciation and amortization	5,320	5,832	21,511	22,026
Corporate research and development	721	594	2,785	2,600
Corporate headquarter costs	2,869	2,349	10,464	9,504
Other operating income (expense)	(844)	(800)	(3,077)	(2,693)
Impairments (1)	4,228	-	4,228	-
Segment adjusted EBITDA	11,181	6,421	41,530	28,565

(1)	Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (3,572 kEUR) and the impairment of tangible and intangible assets of Engimplan (656 kEUR).